February 20, 2019

David T. Hamamoto
Chief Executive Officer
DiamondPeak Holdings Corp.
40 W 57th Street
29th Floor
New York, New York 10019

       Re: DiamondPeak Holdings Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 14, 2019
           File No. 333-229286

Dear Mr. Hamamoto:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1

Description of Securities
Exclusive forum for certain lawsuits, page 136

1. We note your response to our prior comment 1 and we reissue in part. Please revise your exclusive forum provision and your disclosure to clarify whether your exclusive forum provision will apply to actions arising under the Exchange Act. In that regard, we note that your exclusive forum provision refers to "any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the
       District of Delaware shall have concurrent jurisdiction." We also note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce
 David T. Hamamoto
DiamondPeak Holdings Corp.
February 20, 2019
Page 2
         any duty or liability created by the Exchange Act or the rules and regulations thereunder.
       You may contact Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or Justin Dobbie at (202) 551-3469 with any other questions.



FirstName LastNameDavid T. Hamamoto                           Sincerely,
Comapany NameDiamondPeak Holdings Corp.
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February 20, 2019 Page 2                                      Office of
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FirstName LastName